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                          February 8, 2023

       Wei Zhang
       President
       CASI Pharmaceuticals Holdings, Inc.
       1701-1702, China Central Office Tower 1
       No. 81 Jianguo Road Chaoyang District
       Beijing, 100025
       People   s Republic of China

                                                        Re: CASI
Pharmaceuticals Holdings, Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed on January
31, 2023
                                                            File No. 333-269479

       Dear Wei Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Peter X. Huang, Esq.